Exhibit 99.1

Dear Colleagues,

Moments ago, we announced an agreement under which ONO Pharmaceutical will acquire Deciphera Pharmaceuticals for $2.4 billion, or $25.60 per share, in cash. The full press release we issued is attached.

For the past 20 years, Deciphera has worked toward one mission, inspired by patients: to defeat cancer. As a team, we have made incredible progress on this journey – growing our revenue through QINLOCK and working to bring a potential new treatment to market in vimseltinib, all while advancing a robust pipeline of potential first-or-best in class potential medicines. We have much to be proud of.

While there is exciting momentum underway, we also know our journey is far from over. We believe today’s announcement will allow us to advance and accelerate our important work, with a company that shares our vision and our values. It is also a testament to your commitment and hard work.

Based in Osaka, Japan, ONO Pharmaceutical is a global healthcare company grounded in a mission to fight against human disease and pain, and with a proven history of innovative R&D in oncology, immunology and neurology and rare diseases. Their global business spans 5 countries, has over 3,700 valued employees, and 10 new drug candidates at the clinical stage of development. While our organizations may have different histories and expertise – we are aligned by a patient-centric ethos and commitment to innovation.

Not only are we culturally aligned, but we have highly complementary operations that will accelerate the growth and success of the combined organization. As we know well, Deciphera has specialized capabilities in kinase drug discovery, well-established commercial and sales platforms in the United States and Europe, and global clinical development capabilities. We also have a mature, diverse pipeline of best-or-first in class potential medicines. These attributes – including and particularly the talent and expertise of our team – will enable ONO to build a robust presence in oncology, one of its key priority areas. It will also reinforce ONO’s global development and sales capability, while expanding the potential for new innovation through the combined pipeline. The combination will support ONO’s efforts to become a Global Specialty Pharma company. Importantly, for all of us, as part of ONO we will be positioned to advance our work to bring QINLOCK and potentially vimseltinib to more people, sooner than we could as an independent company.

ONO recognizes and appreciates that the foundation of this company is you, and the expertise, passion, and experience you bring. I know that they look forward to welcoming us following the close of the transaction. I recognize that this is a change, and at times of change, it is natural to have questions about what this transaction means for you individually. We have scheduled an All Hands Meeting for today at 10:00 AM ET where we can talk in more detail and address some of your questions. I look forward to sharing more of my thoughts and feelings around this news when we get together. Smaller functional group meetings will follow the AHM. We have also attached an FAQ to this email to help answer some of your immediate questions. While we may not be able to answer every question at this early stage, we are committed to communicating openly with you as we have information to share.

Today is a milestone – but it is just the beginning of a process. There is much work to be done before we can close the transaction, which we expect to occur in the third quarter of 2024. I want to reiterate that until that time, Deciphera and ONO will remain two separate entities, and we will continue operating independently. As such, it is imperative that we continue business as usual during this time of transition. Nothing should change in our commitment to move our programs forward to deliver for patients as quickly as possible. All current goals and objectives remain the same. We are counting on all of you to help advance the important work we have underway.

This announcement is likely to generate increased interest in our company and it is important that we speak with one voice. If you receive inbounds inquiries from media, analysts, shareholders or others, please refer them to Jenn Larson (jlarson@deciphera.com).

Most of all, I would like to acknowledge your incredible work and steadfast commitment to transforming patients’ lives. On behalf of the Board of Directors and leadership team, I am grateful for each and every one of you and what you have done to advance our purpose.

Today’s news is a recognition of your tremendous work and validates what we have achieved at Deciphera. I am proud of what we have built together, and I hope that you are too.

I look forward to speaking to all of you soon.

Best,

Steve

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the proposed acquisition of Deciphera by Ono, the expected timetable for completing the transaction, Deciphera’s future financial or operating performance, the expectations and timing regarding the potential for Deciphera’s preclinical and/or clinical stage pipeline assets to be first-in-class and/or best-in-class treatments, and the ability of Deciphera to become a company with multiple approved medicines. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “seek,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of Deciphera’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vi) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; (vii) Deciphera’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; (viii) comments, feedback and actions of regulatory agencies; (ix) Deciphera’s ability to commercialize QINLOCK® and execute on its marketing plans for any drugs or indications that may be approved in the future; (x) the inherent uncertainty in estimates of patient populations, competition from other products, Deciphera’s ability to obtain and maintain reimbursement for any approved product and the extent to which patient assistance programs are utilized; and (xi) other risks identified in our Securities and Exchange Commission (SEC) filings, including our Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent filings with the SEC. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

The Deciphera logo and the QINLOCK® word mark and logo are registered trademarks and the Deciphera word mark is a trademark of Deciphera Pharmaceuticals, LLC.

Additional Information about the Proposed Transaction and Where to Find It

The tender offer referred to in this press release has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Ono and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Ono and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and Deciphera will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY DECIPHERA STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Deciphera’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Deciphera by accessing the “Investors & News” section of www.deciphera.com or by contacting Investor Relations at deciphera@argotpartners.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website, www.sec.gov, upon filing with the SEC.

DECIPHERA STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.